UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER

NOTIFICATION OF LATE FILING
CUSIP NUMBER
30227M 303

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EXTRACTION OIL & GAS, INC.

Full Name of Registrant

Former Name if Applicable

370 17th Street, Suite 5200

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Extraction Oil & Gas, Inc. (the “Company,” “Extraction,” “we,” “us,” and “our”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Quarterly Report”), that was originally required to be filed with the SEC by May 17, 2021 (the “Original Filing Deadline”). The Company is unable to file the Quarterly Report within the prescribed time period without unreasonable effort and expense due to encountering difficulties in completing the accounting and reporting for certain disclosures related to ASC 852, Reorganizations and could not complete the report in sufficient time to permit the filing of the Quarterly Report by the Original Filing Deadline. Additionally, on May 10, 2021, the Company announced a transformative merger of equals with Bonanza Creek Energy, Inc. (the “Transaction”). The Transaction diverted significant attention from key accounting and operational personnel, which otherwise would have been devoted to the filing of the Quarterly Report.

The Company intends to file the Quarterly Report with the SEC as soon as practicable and currently expects to do so within the five-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV— OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

(1)	Marianella Foschi	(346)	980-8728
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in Company’s Report on Form 8-K filed with the SEC on January 20, 2021, the Joint Chapter 11 Plan of Reorganization of Extraction Oil & Gas, Inc. and its subsidiaries became effective in accordance with its terms, and Extraction emerged from Chapter 11 on January 20, 2021. Upon emergence from bankruptcy, Extraction met the criteria and was required to adopt fresh start accounting as of the Emergence Date in accordance with FASC Topic 852, Reorganizations. On the Emergence Date, this resulted in a new successor reporting entity, and requires that new fair values be established for the Company’s assets, liabilities and equity as of the Emergence Date. This results in the current reporting period being split between predecessor and successor periods and will also result in significant changes in many aspects of the Company’s period-to-period comparative results of operations, affecting for example particular expense items such as interest and depletion, depreciation and amortization. In addition, another factor affecting the Company’s period-to-period comparative results of operations is the increase in realized commodity prices in the most recent quarter as compared to realized oil prices in the same prior-year period. As Extraction is still in the process of compiling its financial statements to properly reflect information related to fresh start accounting, accurate estimates of results for the reporting periods cannot be made at this time.

Extraction Oil & Gas, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Extraction Oil & Gas, Inc.

Date: May 18, 2021	By:	/s/ Tom L. Brock
Tom L. Brock
Chief Accounting Officer

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